

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 10, 2009

Mr. Evgeny Ler
Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re:** **BMB Munai, Inc.**
> **Form 10-K, Amended October 23, 2009**
> **File No. 1-33034**

Dear Mr. Ler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K, Amendment No. 1, filed October 23, 2009

Financial Statements

1. Amend your filing to include a report from your independent registered public accounting firm that references the restatements to your financial statements and that includes an updated report date with regard to the restatements. We refer you to the requirements of AS 6, paragraph 9 and AU 508 paragraph 11.d and 18A through 18C.

Note 13 - Income Taxes, page F-30

2. Amend your filing to include the word "restated" underneath the dates in applicable columns of all restated charts in your income tax footnote.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3461 if you have any questions.

Sincerely,

Chris White
Branch Chief